VF 4-3-03

**AA 4/2/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03018386

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 47098

RECEIVED MAR 31 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAG FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2130 ARCH STREET
(No. and Street)

PHILADELPHIA, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Clingempeel 215 545-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Margolis & Company, P.C.
(Name – *if individual, state last, first, middle name*)

401 City Avenue, Suite 600, Bala Cynwyd, PA 19004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAG Financial, Inc., as of February 25, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
PATRICIA E. GULAS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Oct. 21, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAG FINANCIAL, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

MAG FINANCIAL, INC.

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants
401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004-1161

INDEPENDENT AUDITOR'S REPORT

January 29, 2003

Board of Directors
MAG Financial, Inc.
Philadelphia, PA

We have audited the accompanying statement of financial position of MAG Financial, Inc. as of December 31, 2002 and 2001, and the related statements of operations and retained earnings, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAG Financial, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Telephone: (01) 610.667.6250 Fax: (01) 610.668.8220 Website:www.marg.com
Independent Member B K R International Firms in Cities Worldwide

MAG FINANCIAL, INC.

STATEMENT OF FINANCIAL POSITION

	DECEMBER 31, 2002	2001
ASSETS		
Cash	$147,322	$109,864
Commissions receivable	38,356	-
Marketable securities, available-for-sale	3,300	3,300
	$188,978	$113,164
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 20,590	$ 6,814
Shareholder's equity:		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding	7,000	7,000
Additional paid-in capital	13,415	13,415
Retained earnings	147,973	85,935
Total shareholder's equity	168,388	106,350
	$188,978	$113,164

The notes to financial statements are an integral part of the above statement.

MAG FINANCIAL, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	YEAR ENDED DECEMBER 31, 2002	2001
Revenue:		
Commissions earned	$3,183,428	$1,305,831
Expenses:		
Commissions:		
Officer/shareholder	2,534,214	993,000
Other	338,584	60,000
Bank fees	1,290	1,833
Consulting fees	6,186	4,812
Insurance	369	363
License fees	1,002	195
Reimbursed administrative expenses	150,000	150,000
Office supplies and printing	394	129
Professional fees	5,000	3,350
Registrations and assessments	8,355	13,146
SIPC expense	150	150
Taxes	5,728	1,012
Training	-	883
	3,051,272	1,228,873
Income from operations	132,156	76,958
Other income:		
Interest and dividends	14,882	8,942
Net income	147,038	85,900
Retained earnings, beginning	85,935	28,035
Distributions paid to shareholder	(85,000)	(28,000)
Retained earnings, ending	$ 147,973	$ 85,935

The notes to financial statements are an integral part of the above statement.

MAG FINANCIAL, INC.

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2002	2001
INCREASE (DECREASE) IN CASH		
Cash flows from operating activities:		
Net income	$147,038	$ 85,900
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commission receivable	(38,356)	-
Prepaid taxes	-	200
Increase (decrease) in accounts payable and accrued expenses	13,776	(3,097)
Net cash provided by operating activities	122,458	83,003
Cash flows from financing activities:		
Dividend paid	(85,000)	(28,000)
Net cash (used in) financing activities	(85,000)	(28,000)
Net increase in cash	37,458	55,003
Cash at beginning of year	109,864	54,861
Cash at end of year	$147,322	$109,864

The notes to financial statements are an integral part of the above statement.

1. Description of Business and Summary of Significant Accounting Policies

Description of business - The Company was incorporated in January, 1994 and commenced operations in 1995 upon receiving its broker/dealer approval from the National Association of Securities Dealers. The Company's principal business activity is selling insurance products with an investment aspect. The sole shareholder of this Company is also a shareholder in other insurance agencies which sell life insurance policies, but not investment products.

Income taxes - The Company is an "S" corporation for Federal and state reporting purposes. Accordingly, all income or losses subject to income taxes is allocated to the individual shareholder for inclusion in his personal income tax return.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk – Concentrations of credit risk consist of cash and commissions receivable. The Company maintains its cash with high quality institutions. At times such investments may be in excess of the FDIC insurance limit. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. Related Party Transactions

A company in which the sole shareholder of Mag Financial, Inc. is a shareholder provides certain administrative services to the Company. In both 2002 and 2001, the total reimbursement paid for administrative expenses was $150,000.

3. Marketable Securities

Marketable securities consist of 300 stock warrants entitling the bearer to purchase 1,200 shares of common stock of the National Association of Securities Dealers ("NASD"). The warrants will be exercisable over four years commencing in 2002. The exercise price is initially $13, increasing $1 each subsequent year. The fair value of the warrants is not readily determinable and, therefore, they are reported at cost.

4. Major Customers

During 2002, commissions from three insurance companies accounted for approximately 70% of commissions earned. During 2001, commissions from three insurance companies approximated 72% of commissions earned.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002 and 2001, the Company had net capital of $126,732 and $103,050, which was $121,732 and $98,050, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was .162 to 1 at December 31, 2002.

6. Reserve Requirements

The Company is exempt from the reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission. As a result of Section(k)(1), due to its limited business (mutual funds and/or variable annuities only), the Company is exempt since it sells only variable annuities and does not hold any customer funds or securities.

MAG FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	DECEMBER 31, 2002	DECEMBER 31, 2001
NET CAPITAL		
Total shareholder's equity	$168,388	$106,350
Total shareholder's equity qualified for net capital	168,388	106,350
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable	38,356	-
Marketable securities	3,300	3,300
	41,656	3,300
Net capital	$126,732	$103,050
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 20,590	$ 6,814
Total aggregate indebtedness	$ 20,590	$ 6,814
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$121,732	$ 98,050
Excess net capital at 1000%	$124,673	$102,369
Ratio: Aggregate indebtedness to net capital	.162	.066

RECONCILIATION WITH COMPANY'S COMPUTATIONS
(included in Part IIA of Form X-17A-5 as of December 31, 2002 and 2001)

There is no material difference from the Company's computation.

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants
401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004-1161

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MAG Financial, Inc.
Philadelphia, PA

In planning and performing our audits of the financial statements of MAG Financial, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (01) 610.667.6250 Fax: (01) 610.668.8220 Website:www.marg.com
Independent Member B K R International Firms in Cities Worldwide

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis & Company P.C.
Certified Public Accountants

January 29, 2003
Bala Cynwyd, PA

Mid
America
Group

March 28, 2003

AnnMarie McGarrigle, Supervisor
Philadelphia District Office
Eleven Penn Center
1835 Market Street, Suite 1900
Philadelphia, PA 19103

SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C.
181
SECTION

RE: SEC File No. 36327
MAG Financial Inc.

Dear Ms. McGarrigle:

Pursuant to your letter dated March 15, 2003, copy attached, enclosed is another copy of the Oath or Affirmation signed by an officer of our company, Gary Block, President.

If you have any questions, please do not hesitate to call our office.

Thank you,

Gary Block, President
MAG Financial, Inc.

GB\kef

Enclosure

Cc Ms. Sherry Lawrence, NASD
Mr. A. Laurence Ehrhart, SEC Philadelphia, PA
SEC, Washington, DC

March 14, 2003

Mr. Gary Block, President
MAG Financial, Inc.
2130 Arch Street
Philadelphia, PA 19103-1392

Dear Mr. Block:

This will acknowledge receipt of your December 31, 2002 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that it did not contain an original Oath or Affirmation (Signed by duly authorized officer, general partners, or proprietor of member firm.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of NASD's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned item by April 4, 2003. In addition, a copy must be sent both to NASD, and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

Your prompt attention should be given to this matter. If you have any questions, please contact Kimberly A. Matteo, Senior Compliance Examiner, at (215) 963-2618.

Sincerely,

AnnMarie McGarrigle
Supervisor of Examiners

AMM/cm
Enclosures

Philadelphia District Office
Eleven Penn Center
1835 Market Street, Suite 1900
Philadelphia, PA
19103

tel 215 665 1180
fax 215 496 0434
www.nasd.com